NEWS ANNOUNCEMENT

SYS Contact: Edward M. Lake Chief Financial Officer 858-715-5500 Email: elake@systechnologies.com	Porter, Le Vay & Rose, Inc. Cheryl Schneider, VP - Investor Relations Jeff Myhre, VP - Editorial 212-564-4700 Tom Gibson - Media Relations 201-476-0322

FOR IMMEDIATE RELEASE

SYS TECHNOLOGIES ANNOUNCES ACCELERATED VESTING OF OPTIONS

SAN DIEGO, CA - June 30, 2005 - SYS Technologies, (AMEX: SYS, a leading provider of real time information technology solutions to industrial and U.S. government customers, announced today the accelerated vesting of all currently outstanding unvested employee stock options. Unvested options to purchase approximately 1.1 million shares may become exercisable as a result of the vesting acceleration.

The purpose of the accelerated vesting of outstanding unvested options is to enable the company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of FASB Statement No. 123R (Share-Based Payment) in July 2005. The resulting amount that will not be required to be expensed by the company is approximately $760 thousand over the course of the original vesting periods, $290 thousand of which would have been for fiscal year 2006. The company estimates a one-time charge as a result of the accelerated vesting of approximately $60 thousand in the fourth quarter ending June 30, 2005.

About SYS Technologies

SYS  (AMEX: SYS), provides real time information technology solutions and wireless communications systems for the Department of Defense (DoD), Department of Homeland Security (DHS), and industrial markets. SYS Technologies' expertise is in real time sensor capture, wireless communications, applications development, integration and data visualization For the DoD, the company provides command and control systems to operational commanders. For the DHS and various state agencies,it provides real-time safety and security products and services, including sensor networking products and end-to-end solutions. For large industrial customers in the telecommunications, utilities, construction, chemical, and biomedical industries, its products and services are used to intelligently and profitably manage remote assets.

SYS is headquartered in San Diego at 5050 Murphy Canyon Road, San Diego, California 92123 and has principal offices in California and Virginia. For additional information, visit the SYS Technologies web site at http://www.systechnologies.com.

Notice Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact included in this press release regarding the Company's strategies, plans, objectives, expectations, and future operating results are forward-looking statements.  Although SYS believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct.  Actual results could differ materially based upon a number of factors including, but not limited to, the state of economy, competition, unanticipated business opportunities, availability of financing, market acceptance, government regulation, dependence on key personnel, limited public markets  and liquidity, shares eligible for future sale, continuation and renewal of contracts and other risks that may apply to the Company, including risks that are disclosed in the Company's Securities and Exchange Commission filings, including its report on Form 10QSB filed on May 9, 2005 and the Form SB-2 filed June 22, 2005.

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